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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
[LOGO] KINROSS                                                 Tel: 416 365 5123
                                                               Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE


                   KINROSS ANNOUNCES INCREASED CREDIT FACILITY


APRIL 25, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) is pleased to announce that it has increased its revolving credit facility to US$295 million. The credit facility matures in three years, and includes several new banks.

The new credit facility was co-led by Scotia Capital, which also acted as Administrative Agent, and Societe Generale, which also acted as Syndication Agent. RBC Capital Markets and ANZ Banking Group Limited were Documentation Agents. A total of 10 banks participated in the facility.

Tye Burt, President and C.E.O., said, "We are pleased to have the backing of such a strong syndicate. This facility will allow Kinross more flexibility to drive the Company forward in executing our development strategy".






ABOUT KINROSS GOLD CORPORATION

Kinross Gold Corporation (WWW.KINROSS.COM) is a senior gold producer with eleven gold producing properties in six countries, primarily in North and South America. Kinross' head office is located in Toronto and its common shares trade under the symbol K on the Toronto Stock Exchange, and under the symbol KGC on the New York Stock Exchange.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL             TRACEY M. THOM
VICE PRESIDENT                  MANAGER
INVESTOR RELATIONS              INVESTOR RELATIONS
Tel.  (416) 365-7254            Tel. (416) 365-1362